UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May 1, 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ]   No [ ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ______.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Date	May 1, 2003	By	/s/ David Seaton

David Seaton Chief Financial Officer

ASX & MEDIA RELEASE	MAY 1, 2003

ONCOGENE PUBLISHES PHENOXODIOL DATA

Yale Researchers Find Phenoxodiol Overwhelmingly Effective for Treating Chemo-Resistant Ovarian Cancer Cells; Data Published in Nature Publishing’s Oncogene

Novogen’s associated company Marshall Edwards Inc has released the following announcement concerning data published in the Nature Publishing medical journal Oncogene.

(Washington, D.C. April 30, 2003 – 7:01pm EST) — Phenoxodiol, a synthetic anti-cancer drug manufactured by Novogen, has been found in laboratory studies to induce cell death in 100 percent of ovarian cancer cells, including those cells resistant to conventional agents such as paclitaxel and carboplatin. The tests were conducted on human cell lines at Yale University School of Medicine.

The drug works by altering a signal pathway in cancerous cells that otherwise does not allow unhealthy cells to die. These findings indicate that the drug could be successful at treating other cancer types as well. The study is published in the May 1 issue (Volume 22:17) of Oncogene, published by The Nature Publishing Group, and funded in part by a grant from the National Cancer Institute.

A phase II trial using phenoxodiol is underway at Yale University, for women with chemo-resistant ovarian cancer. Phenoxodiol is supplied by Marshall Edwards Inc. (LSE-AIM: MSH), a subsidiary of Novogen, Limited, Sydney, Australia.

Five phase I human trials with phenoxodiol are complete and show few if any side effects. Preliminary results of a trial conducted at the Cleveland Clinic found that over half of the 10 patients tested on the experimental drug showed some response. Each of these patients had different types of advanced cancer that did not respond to chemotherapy.

In the published study, the Yale research team determined that phenoxodiol induces cell death in primary ovarian cancer cells by inducing apoptosis, and that it restores the sensitivity of ovarian cancer cells to “Fas-mediated” apoptosis, one of the main death receptors for cancer cells that is otherwise turned off in ovarian cancer cells.

“For years Yale researchers have studied cells of women patients with chemo-resistant ovarian cancer,” said Graham Kelly, PhD., Executive Chairman, Marshall Edwards, Inc. “They used these samples to predict which chemotherapy agents are most likely to work on which particular women. So when phenoxodiol was tested, they were surprised to see that our compound kills all ovarian cancer cells, regardless of their resistance to chemo agents.”

Gil Mor, M.D., associate professor, department of obstetrics and gynecology, Yale School of Medicine, believes this is accomplished because phenoxodiol interrupts two key signaling pathways of cells, known by researchers as FLIP and XIAP, which in turn regulate the survival of ovarian cancer cells. Phenoxodiol stops FLIP and XIAP from inhibiting cell death.

The researchers also tested phenoxodiol in mice and found that when dosed at 20mg/kg every day for six days there was a three-fold reduction in tumor mass compared to a control group. No side-effects were noted.

In the laboratory at Yale, the researchers treated petri dishes with ovarian cancer cell lines with phenoxodiol, and found a significant decrease in cell viability in all the ovarian cancer cell cultures.

Ovarian cancer is the most lethal gynecological malignancy and is the fifth leading cause of all cancer deaths in women. Although the initial response to chemotherapy is greater than 80 percent, the majority of ovarian cancer ultimately recurs due to resistance to chemotherapy.

“Phenoxodiol may unlock a mystery that has been plaguing cancer researchers – how to get a cancer cell to die when it for some reason has been programmed to live,” said Dr. Mor M.D. “Apoptosis, or cell death, happens to cells in our bodies all of the time – and that’s good – because all cells must eventually die and be replaced.

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“But when it doesn’t happen to cancer cells, that’s when problems occur. A key objective in cancer therapy is to restore sensitivity to apoptosis. It’s our hope that phenoxodiol does that,” said Dr. Mor.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place.

Novogen (NASDAQ: NVGN) is a world leader in the research and development of drugs derived from its phenolic technology platform. The company manages its international research and development programs utilizing the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and other key international locations. The oncology compound phenoxodiol is being developed by the Company’s listed subsidiary Marshall Edwards Inc. (LSE-AIM: MSH).

More information on phenoxodiol and on the Company can be found at www.marshalledwardsinc.com and www.novogen.com.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	NASDAQ (CODE NVGN) ASX (CODE NRT)
FOR FURTHER INFORMATION	:	PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR, NOVOGEN LIMITED TEL (02) 9878 0088
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157